UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED

(Translation of registrant’s name into English)

Oak House

Hirzel Street

St. Peter Port

Guernsey GY1 2NP

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Burford Capital Limited, the leading global finance and asset management firm focused on law (“Burford”), today has announced that the Notice of 2022 Annual General Meeting (the “Notice of AGM”) has been sent to registered shareholders, together with the annual report and accounts for the year ended December 31, 2021. The announcement has been made available by Burford as of April 13, 2022 and is furnished herewith as Exhibit 99.1.

Full details of the proposed resolutions, as well as the procedure for voting by proxy and shareholder attendance, are set out in the Notice of AGM, which is furnished herewith as Exhibit 99.2.

Information relating to the 2022 annual general meeting, including the Notice of AGM, is available for viewing and download from Burford’s website at www.burfordcapital.com/shareholders/governance/#documentcentre. The information on Burford’s website is not incorporated by reference in this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Release, dated April 13, 2022.

Exhibit 99.2	Burford Capital Limited Notice of 2022 Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURFORD CAPITAL LIMITED

By:	/s/ Mark Klein
	Name:	Mark Klein
	Title:	Chief Administrative Officer and General Counsel

Date: April 13, 2022